QUARTZ MOUNTAIN ARRANGES $641,000 NON-BROKERED FINANCING

December 28, 2012, Vancouver, BC– Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTC: QZMRF) announces that it has arranged a non-brokered private placement (the “Offering”), comprised of 1,752,409 flow-through common shares at a price of $0.30 per share, and 461,914 non flow-through common shares at a price of $0.25 per share, for gross proceeds of $641,201. A finder’s fee is payable on a portion of the Offering.

The shares issued pursuant to the Offering are subject to a hold period expiring four months and a day after closing of the Offering. The proceeds raised from the Offering are to be used to fund exploration work on Quartz Mountain’s properties in British Columbia, and for general corporate and working capital purposes.

No material change report was filed more than 21 days before the expected closing of the Offering as details of the Offering were not settled until shortly before the closing of the Offering.

The closing of the Offering has been approved by the TSX Venture Exchange and it is expected to take place today.

About Quartz Mountain Resources Ltd.

Quartz Mountain Resources Ltd. is a Vancouver-based exploration company focused on making a major new deposit discovery in British Columbia. Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details, please visit Quartz Mountain's website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Scott Cousens
Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Quartz Mountain believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary regulatory approvals, permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Quartz Mountain's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.